UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               Linkon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    24231700
               --------------------------------------------------
                                 (CUSIP Number)


                 Eric M. Lerner, Esq., c/o Rosenman & Colin LLP
             575 Madison Avenue, New York, NY 10022 (212) 940-8800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 6, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24231700
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      James Scibelli
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      N/A
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,000,000 Shares*
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,680,000 Shares*
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,680,000 Shares*
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,680,000 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      18.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
* Please see Item 6 below.

CUSIP No. 24231700
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Roberts & Green, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,000,000 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,000,000 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,000,000 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24231700
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      RG Capital Fund, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,680,000 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,680,000 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,680,000 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      12.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This statement relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Linkon Corporation (the "Company"), a corporation organized under the laws of the State of Nevada. The principal executive offices of the Company are located at 140 Sherman Street, Fairfield, Connecticut 06430.

Item 2.     Identity and Background

            (a) Pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed jointly by James Scibelli, an individual, Roberts & Green, Inc. ("Roberts & Green"), a corporation and RG Capital Fund, LLC ("RG"), a limited liability company. The individual and entities hereinabove set forth are collectively called the "Reporting Persons". Each Reporting Person expressly disclaims the existence of a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act with the other Reporting Persons. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons constitute a "group" under Section 13(d)(3) of the Exchange Act.

            (b)-(c)

            JAMES SCIBELLI

            James Scibelli is principally employed as an investment banker, private investor and consultant. Mr. Scibelli's principal business address is One Hollow Lane, Suite 208, Lake Success, New York 11040.

            ROBERTS & GREEN, INC.

            Roberts & Green is a New York corporation that provides investment banking and financial advisory services. The principal business address of Roberts & Green is One Hollow Lane, Suite 208, Lake Success, New York 11040. Mr. Scibelli is the sole shareholder, sole director and sole officer of Roberts & Green.

            RG CAPITAL

            RG is a New York limited liability company that engages in investing of securities. The principal business address of RG is One Hollow Lane, Suite 208, Lake Success, New York 11040. The Managing Director of RG is SG Capital Corp., a New York corporation which principally functions as the Managing Director of RG. Mr. Scibelli is the sole shareholder, sole director and sole officer of SG Capital Corp. The principal business address of SG Capital Corp. is One Hollow Lane, Suite 208, Lake Success, New York 11040.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons names in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Scibelli is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used by RG to purchase the shares of Common Stock reported herein as being beneficially owned by RG was $1,260,000. The source of funds used by RG to make such purchase was working capital invested by its members.

            As is more fully described in Item 5, the shares of Common Stock reported herein as being beneficially owned by Mr. Scibelli (indirectly), and by Roberts & Green (directly), include Roberts and Green's ownership of stock purchase warrants to acquire 1,000,000 shares of the Company's Common Stock at an exercise price of $1.50 per share. The stock purchase warrants were issued to Roberts & Green as partial compensation for its role as investment advisor to the Company pursuant to that certain Warrant Purchase Agreement (the "Warrant Purchase Agreement"), dated as of April 6, 1998.

Item 4.     Purpose of Transaction.

            The Reporting Persons acquired the securities reported herein as being beneficially owned by such Reporting Persons for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it owns or hereafter may acquire, subject to limitations agreed with the Company and described in Item 6 below. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b)

            Roberts & Green, Inc.

            Roberts & Green beneficially owns 1,000,000 shares of the Company's Common Stock comprising approximately 7.0% of the issued and outstanding shares of the Company's Common Stock, based on information received from the Company. All such shares are beneficially owned by Roberts & Green by virtue of its ownership of warrants (the "Warrants") to purchase 1,000,000 shares of the Company's Common Stock.

            Roberts & Green has the sole power to vote and dispose of all such shares.

            RG Capital Fund, LLC

            RG beneficially owns 1,680,000 shares of the Company's Common Stock comprising approximately 12.6% of the issued and outstanding shares of the Company's Common Stock, based on information received from the Company.

            RG shared power to vote and sole power to dispose of all such shares subject to certain restrictions, as described in Item 6 below.

            James Scibelli

            Mr. Scibelli, by virtue of the fact that he is the sole shareholder, sole director and sole officer of Roberts & Green, has the sole power to vote and dispose of the shares of Common Stock held by Roberts & Green. Mr. Scibelli, by virtue of the fact that he is the sole shareholder, sole director and sole officer of SG Capital Corp., the Managing Director of RG, has the shared power to vote and sole power to dispose of the shares of Common Stock held by RG subject to certain limitations, as described in Item 6 below. As such, Mr. Scibelli beneficially owns 2,680,000 shares of the Company's Common Stock comprising approximately 18.7% of the issued and outstanding shares of the Company's Common Stock, based on information received from the Company.

            (c) Roberts & Green acquired the Warrants on April 6, 1998 pursuant to the Warrant Purchase Agreement as partial consideration for its role as investment advisor to the Company.

            RG purchased the shares of Common Stock reported herein as being owned by it pursuant to that certain Subscription and Stock Purchase Agreement (the "Subscription and Purchase Agreement"), dated as of April 6, 1998, at a price of $0.75 per share.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the Issuer.

            1. Each of the Warrants entitles Roberts & Green to purchase from the Company, at any time during the period commencing on April 6, 1998 through the close of business on October 6, 1999, one share of the Company's Common Stock at a price of $1.50, subject to certain adjustments and conditions set forth in the Warrant Certificate.

            2. Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement"), dated as of April 6, among RG, Roberts & Green and the Company, the Company agreed to provide certain registration rights to Roberts & Green and RG, respectively, with respect to the shares of Common Stock into which the Warrants are convertible and the shares of Common Stock purchased by RG pursuant to the Subscription and Purchase Agreement, respectively.

            3. On March 11, 1998, Mr. Scibelli loaned 300,000 to the Company; the proceeds of the sale of shares have been applied to retire such indebtedness.

            4. On April 6, 1998, RG loaned $1,100,000 to the Company (the
            "Loan").

            5. Pursuant to the Subscription and Purchase Agreement, RG has agreed to vote the shares owned by it in accordance with the recommendations of the Company's Board of Directors, until the earlier of such time as RG and its affiliates own less than 5% of the Common Stock or the Company is in breach of the agreements entered into with RG, including the note in respect of the Loan. In addition, RG has agreed (i) not to purchase additional shares of Common Stock in open market transactions, until such time as RG and its affiliates own less than 5% of the Common Stock and (ii) until April 6, 2000, subject to certain exceptions, not to dispose of any shares of Common Stock (x) other than in an underwriting offering or
            (y) in amounts greater than what would otherwise be permitted under Rule 144 of the Securities Act of 1933, in a private transaction or in a registered but non-underwritten transaction.

Item 7.     Material to be Filed as Exhibits

            1. Agreement, dated April 15, 1998 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

            2. Warrant Certificate, dated April 6, 1998.

            3. Subscription and Purchase Agreement dated as of April 6, 1998.

            4. Registration Rights Agreement.

                                    SIGNATURE

            After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: April 15, 1998


                  By: /s/ James Scibelli
                      ------------------------
                      James Scibelli


                  ROBERTS & GREEN, INC.

                  By: /s/ James Scibelli
                      ------------------------
                      Name:   James Scibelli
                      Title:  President


                  RG CAPITAL FUND, LLC

                  By: SG Capital Corp.
                      its Managing Director

                  By: /s/ James Scibelli
                      ------------------------
                      Name:   James Scibelli
                      Title:  President

                                  Exhibit Index

                                                                 Sequentially
   Exhibit No.                    Description                    Numbered Page
   -----------                    -----------                    -------------

       1.         Agreement, dated April 15, 1998 among the
                  Reporting Persons relating to the filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

       2.         Warrant Certificate, dated April 6, 1998.

       3.         Subscription and Purchase Agreement dated
                  April 6, 1998.

       4.         Registration Rights Agreement.